Attachment

Changes of Independent Registered Public Accounting Firms

On June 8, 2020, the Highland Long/Short Equity Fund (the “Long/Short Equity Fund”), Highland Healthcare Opportunities Fund (the “Healthcare Fund”), Highland Merger Arbitrage Fund (the “Merger Arbitrage Fund”), Highland/iBoxx Senior Loan ETF, and Highland Opportunistic Credit Fund (the “Opportunistic Credit Fund”) (each a “Fund” and, collectively, the “Funds”), dismissed PricewaterhouseCoopers LLP (“PwC”) as the Trust’s independent registered public accounting firm, effective on such date. The decision to dismiss PwC was approved by the audit committee and by the full board of trustees of the Trust (the “Board”). On June 16, 2020, the Trust approved the appointment of Cohen & Company (“Cohen”) as the Trust’s independent registered public accounting firm. Cohen was engaged by the Trust on June 25, 2020.

During the Trust’s year ended June 30, 2019 and the subsequent interim period through June 8, 2020, during which PwC served as the Trust’s independent registered public accounting firm, there were no: (1) disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events (as described in Item 304(a)(1)(v) of Regulation S-K). PwC was not the auditor of the Trust for the year ended June 30, 2018.

The Company provided PwC with a copy of the disclosures proposed to be made in this N-CSR and requested that PwC furnish the Company with a letter addressed to the Commission stating whether it agrees with the statements made by the Company in response to Item 304(a) of Regulation S-K, and, if not, stating the respects in which it does not agree. The PwC letter is attached to as an exhibit.

During the year ended June 30, 2019 and the subsequent interim period through June 8, 2020, neither Management, the Trust, nor anyone on its behalf, consulted Cohen regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the financial statements of the Trust, and no written report or oral advice was provided to the Trust by Cohen that Cohen concluded was an important factor considered by the Trust in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K). The Trust provided PwC and Cohen with a copy of the disclosure it is making in response to Item 304(a) of Regulation SK and requested that PwC and Cohen furnish the Trust with letters addressed to the SEC, pursuant to Item 304(a) containing any new information, clarification of the Trust’s expression of its view, or the respects in which it does not agree with the statements made by the Trust in response to Item 304(a).